UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SYNERGY CHC CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Michel Loustric

The Business Center, Upton, St Michael BB11103 Barbados

(246) 266-8631

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D 109	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knight Therapeutics (Barbados) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 17,645,812
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,645,812
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,645,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D 109	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

(a) (b) (c)	Name of Issuer: Synergy CHC Corp. Title of Class of Securities Common Stock, par value $0.00001 per share Address of Issuer’s Principal Executive Offices 865 Spring Street, Westbrook ME 04092

Item 2.  Identity and Background.

(a)	Name of Person Filing Knight Therapeutics (Barbados) Inc.
(b)	Address of the Principal Office or, if none, residence The Business Center, Upton, St. Michael Barbados BB11103
(c)	Citizenship Barbados
(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
(e)	CUSIP Number 87165D 109

Item 3.  Source or Amount of Funds or Other Consideration.

No funds were used in the acquisition of the securities as they were acquired by the Reporting Person as consideration for the cancellation of derivative securities of the Issuer held by the Reporting Person.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

As reported in Item 3 above, the Reporting Person acquired the securities from the Issuer as consideration for the cancellation of derivative securities of the Issuer held by the Reporting Person.

CUSIP No. 87165D 109	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 17,645,812 which represents 19.9%[1] of the class

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 17,645,812

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 17,645,812

	(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	On December 22, 2016 the Reporting Person acquired beneficial ownership of 7,500,000 securities of the class as consideration for the cancellation of derivative securities of the Issuer held by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.	Irrevocable proxy to vote stock of Synergy CHC Corp, dated December 22, 2016

Item 7.  Material to Be Filed as Exhibits.

1.	Subscription for shares of Synergy CHC Corp., dated December 22, 2016
2.	Irrevocable proxy to vote stock of Synergy CHC Corp, dated December 22, 2016

1 Based on 88,764,357 shares of common stock issued and outstanding (81,264,357 shares of common stock as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2016, plus 7,500,000 shares of common stock issued pursuant to the transactions described on the Form 4/A filed by the Reporting Person on December 23, 2016).

CUSIP No. 87165D 109	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Michel Loustric
Insert Name

President
Insert Title

12/23/2016
Insert Date